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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          LITTLEFIELD, ADAMS & COMPANY
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    53758110
                         ------------------------------
                                 (CUSIP Number)

                               Lisa D. Wooldridge
                        c/o Northcote Farm & Land Company
                                Route 1, Box 1000
                             Forest, Virginia 24551
                                 (804) 525-3219
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


                                    [ ]





Page 1 of 6 Pages

No Exhibits filed
with this Schedule 13D





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            CUSIP NO. 53758110
            ------------------

       1.   NAME OF REPORTING PERSON.

                                      Alphonse Stroobants

       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                        (See Instructions)

                                                     (a) [ ]
                                                     (b) [ ]

       3.   SEC USE ONLY

       4.   SOURCE OF FUNDS (See Instructions)

                                            PF

       5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

                                                         [ ]

       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States of America

        Number of Shares                        7.      SOLE VOTING POWER
        Beneficially Owned                                        250,000
        by Each Reporting
        Person With

                                                8.      SHARED VOTING POWER
                                                                  0

                                                9.      SOLE DISPOSITIVE POWER
                                                                  250,000

                                               10.      SHARED DISPOSITIVE POWER
                                                                  0

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                                            250,000

      12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)

                                                         [ ]

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             9.0%

      14.   TYPE OF REPORTING PERSON

                                              IN


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                                  SCHEDULE 13D

Item 1  - Security and Issuer.
------------------------------

        This Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock") of Littlefield, Adams & Company, a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 6262 Executive Boulevard, Huber Heights, Ohio 45424.

Item 2 - Identity and Background.

        (a) This Schedule 13D is being filed by Alphonse Stroobants, an individual.

        (b) The business address of Mr. Stroobants is c/o Northcote Farm & Land Company, Route 1, Box 1000, Forest, Virginia 24551.

        (c) Mr. Stroobants' principal occupation is a private investor. The address at which he conducts his investment activities is Route 1, Box 1000, Forest, Virginia 24551.

        (d) During the last five years, Mr. Stroobants has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Stroobants has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f) Mr. Stroobants is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

        On various dates from January 1, 1996 through August 16, 1997, Mr. Stroobants purchased with personal funds in open market transactions an aggregate of 250,000 shares of the Common Stock at prices ranging from $0.8125 to $2.00 per share, with an aggregate purchase price of $300,501.25.

Item 4.  Purpose of Transaction.
--------------------------------

        Mr. Stroobants acquired his shares of Common Stock for investment purposes. Depending upon various factors, including, but not limited to (i) the Company's business, prospects and financial condition and other developments concerning the Company, (ii) available opportunities for Mr. Stroobants to acquire or dispose of the Common Stock, (iii) other business opportunities available to Mr. Stroobants and (iv) other factors deemed relevant by Mr. Stroobants, Mr. Stroobants may in the future take such actions with respect to his holdings in the


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Common Stock as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include, inter alia, the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, and the disposition, from time to time or at any time, of all or a portion of the Company's securities now owned or hereafter acquired by Mr. Stroobants, either in a sale in the open market or in privately negotiated transactions to one or more purchasers.

        Except as described above, Mr. Stroobants has not formulated any plans or proposals which relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)  Any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

        (a) Mr. Stroobants is the direct beneficial owner of 250,000 shares of Common Stock, constituting, in the aggregate, approximately 9.0% of the issued and outstanding shares of Common Stock as of the date hereof.

        (b) Mr. Stroobants has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of all of the shares of Common Stock hereby reported as being owned by him.

        (c) During the period beginning sixty days prior to the date hereof, Mr. Stroobants effected the following transactions in shares of Common Stock, all of which transactions were open market purchases effected through Mr. Stroobants' brokers, Wheat First Securities:

            Date             Number of Shares                       Price per Share
            ----             ----------------                       ---------------
            7/07/97                     4,600                              $1.125
            7/15/97                    10,000                               1.0625
            7/15/97                    10,400                               1.125
            7/16/97                    10,000                               1.0625
            7/17/97                    10,000                               0.8750
            7/22/97                     5,000                               0.75
            7/22/97                    25,000                               0.8125
            7/23/97                     5,000                               0.8125
            7/24/97                     2,200                               0.625
            7/25/97                     6,000                               0.6875
            7/28/97                       500                               0.75
            7/28/97                     9,500                               0.9375
            7/30/97                     1,100                               0.9375
            7/31/97                       500                               0.9375
            8/01/97                    10,000                               0.9375
            8/04/97                     5,000                               0.9375
            8/05/97                     5,000                               0.9375
            8/06/97                       900                               0.9375
            8/14/97                     6,000                               0.8750
            8/15/97                    15,000                               0.8750
            8/18/97                     8,300                               0.8125



        (d) No person other than Mr. Stroobants has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Stroobants or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

        (e)  Not Applicable.


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Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.
               -------------------------------------------------------

               There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Stroobants and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

               Not Applicable.

Signature
---------
               After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1997

                                        /s/ Alphonse Stroobants
                                       ___________________________________
                                       Alphonse Stroobants


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